Joint press release of IMetal and ArcelorMittal

7 October 2015 - ArcelorMittal and IMETAL, an Algerian state-owned company, have reached an outline agreement for the restructuring of the shareholding of the companies ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tébessa.

The restructuring follows the strategy of the Algerian Government to ensure the promotion and development of the national steel industry and to promote self-sufficiency in steel. The restructuring is aligned with ArcelorMittal’s strategy of asset portfolio optimisation.

The restructuring plan will see ArcelorMittal transfer its minority shareholding in both ArcelorMittal Algeria and ArcelorMittal Tebessa as well as its majority participation in ArcelorMittal Pipes & Tubes Algeria, with the state of Algeria controlling the full shareholding of these entities. Furthermore, ArcelorMittal will continue its technical support for the successful implementation of El Hadjar Complex development plan.

The parties aim to finalise the agreements within the coming weeks. The agreement will reinforce the Annaba development plan and mining operations in Tebessa and will ensure their long term sustainability.

Commenting on the announcement, Davinder Chugh, member of ArcelorMittal’s Group Management Board, said: “We are pleased to have reached this agreement with the Algerian Government, with whom we have always enjoyed a strong relationship. The agreement will enable ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tebessa to play a long term role in Algeria’s steel and mining industries. We now look forward to supporting the Algerian Government in implementing a plan that is in the interests of both the company and the country.”

 “This agreement will allow the Algerian party to have total control of the three companies ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tébessa which will facilitate decision making and mobilisation in particular of financial resources to ensure the success of the revamping and the start-up of operations in good conditions.

This agreement will also help to stabilise the social climate at the three companies to improve their profitability and preserve jobs.” commented Abdessalam Bouchouareb, Minister of Industry and Mines, Algeria.

The two parties agree to continue their collaboration in order to ensure the success of the development plans of the three companies ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tébessa.